Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the three and nine-month periods ended September 30, 2019. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2019, as well as our audited consolidated financial statements for the year ended December 31, 2018. These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). For a discussion regarding related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2018, as well as other public filings, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A.

The condensed consolidated interim financial statements and MD&A for the three and nine-month periods ended September 30, 2019 have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at November 13, 2019.

Information in relation to common shares, stock options, broker warrants and per share amounts included in the condensed consolidated interim financial statements and MD&A for the three and nine-month periods ended September 30, 2019 reflect the 3.6 for 1 share consolidation effective on August 19, 2019.

All currency figures reported in the condensed consolidated interim financial statements and in this document are in Canadian dollars, unless otherwise specified.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company focused on the development of novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our product candidate, BLU-5937, is a twice daily oral small molecule, specifically designed to be a highly selective inhibitor of the P2X3 receptor, a clinically validated target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol BLU.

BUSINESS OVERVIEW

Key Updates

•	Completion of a US$79.4 Million Offering: In September 2019, we completed an offering of our common shares resulting in gross proceeds to BELLUS Health of US$79.4 million;

•	Listing of Common Shares on Nasdaq: In September 2019, concurrently with the closing of the equity offering, our common shares began trading on the Nasdaq;

•	Appointment of a Chief Medical Officer: In August 2019, we appointed Catherine Bonuccelli, MD to the role of Chief Medical Officer (CMO), bringing to BELLUS Health over 20 years of pharmaceutical experience with significant expertise in clinical development and commercialization of respiratory and non-respiratory products;

•	First Patient Enrolled in the Ongoing Phase 2 RELIEF Trial of BLU-5937 for the Treatment of Refractory Chronic Cough: In July 2019 we enrolled the first patient in the Phase 2 RELIEF trial of BLU-5937 for the treatment of refractory chronic cough. The trial is evaluating the efficacy and safety of BLU-5937 and is expected to build on the Phase 1 evidence showing little to no impact on taste. We anticipate top-line results in mid-2020;

•	Second Indication for BLU-5937 in Chronic Pruritus to Start Phase 2 Trial in Q2 2020: In July 2019, we announced that we were expanding our BLU-5937 P2X3 inhibitor platform to include chronic pruritus. In September 2019 we presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference. We expect to begin a clinical Phase 2 trial in chronic pruritus associated with atopic dermatitis, also known as eczema, in Q2 2020;

•	Key Opinion Leader (“KOL”) Meeting to Discuss the State of Chronic Cough Treatment: In July 2019, we held a KOL event to discuss chronic cough and our P2X3 inhibitor product candidate, BLU-5937. The event was led by Dr. Jacky Smith, Professor at the University of Manchester, United Kingdom. A replay of the event is available on our website; and

•	Cash Position: We concluded the third quarter with cash, cash equivalents and short-term investments totalling $132.2 million (US$99.9 million).

September 2019 Equity Offering, Nasdaq Listing and Share Consolidation

In September 2019, we raised total gross proceeds of $104.6 million (US$79.4 million) by issuing a total of 11,179,451 common shares in the United States and in Canada (the “2019 Offering”). Concurrently with the closing of our equity offering, our common shares began trading on the Nasdaq on September 9, 2019. Our common shares are now dual-listed on the Nasdaq and the TSX.

On September 9, 2019, we closed an equity offering, issuing 9,859,155 common shares from treasury at a price of $9.35 (US$7.10) per share for gross proceeds of $92.2 million (US$70.0 million). On September 17, 2019, the underwriters of the equity offering partially exercised their option to purchase additional common shares (over-allotment option), resulting in the issuance of an additional 1,320,296 common shares from treasury at a price of $9.40 (US$7.10) per share, for additional gross proceeds of $12.4 million (US$9.4 million). We intend to use the net proceeds of the 2019 Offering, together with the cash, cash equivalents and short-term investments on hand at the time of closing, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes

Prior to the financing, we completed a share consolidation on the basis of one new common share for every 3.6 outstanding shares, effective on August 19, 2019, in order to increase our share price to allow listing on the Nasdaq. With the share consolidation, our number of outstanding common shares was reduced from approximately 159.1 million outstanding common shares to approximately 44.2 million outstanding common shares at August 19, 2019.

BLU-5937 for Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule inhibitor of the P2X3 receptor, as an oral therapy to reduce cough frequency in refractory chronic cough patients.

We are currently conducting a Phase 2 clinical trial of BLU-5937 for patients with refractory chronic cough, which we refer to as the RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Trial of BLU-5937 in Subjects with Unexplained or Refractory Chronic Cough) trial. The trial was initiated in July 2019 and we expect to report topline data in mid-2020.

The RELIEF trial is a randomized, double-blind, placebo-controlled, dose escalation and two-period crossover design trial to assess the efficacy, safety and tolerability of BLU-5937 at four doses: 25, 50, 100 and 200 mg BID. Doses are escalated at four-day intervals. Approximately 65 patients with refractory chronic cough are expected to be enrolled at approximately 15 clinical sites located in the United Kingdom and United States. We enrolled the first patient in the RELIEF trial at the end of July 2019 and are actively recruiting patients.

The four doses selected for the RELIEF trial were based on pharmacokinetic/pharmacodynamic modeling using data gathered from preclinical cough studies, data from a Phase 2 clinical trial with a class competitor and the BLU-5937 Phase 1 trial. Based on that modeling, it is anticipated that the optimal therapeutic doses will be 50 mg to 100 mg BID; however, to allow a better characterization of the dose response range and proper dose selection for future clinical trials, the 25 mg BID and 200 mg BID doses are also being evaluated.

The primary efficacy endpoint of the RELIEF trial is the change from baseline in awake cough frequency as measured by a cough recorder at the end of each dose level. Secondary efficacy endpoints include the change in 24-hour cough frequency and the change in the Leicester Cough Questionnaire, Cough Severity Visual Analogue Scale (VAS) and the Global Rating of Change Scale.

Phase 1 results showed that no subjects in the BLU-5937 arm receiving anticipated therapeutic doses reported any loss of taste perception, and only one subject out of 24 (<5%) reported transient and sporadic taste alteration only on the first day of dosing. No subject reported total loss of taste at any dose. The RELIEF trial will also collect taste adverse event data to potentially build on this clinical evidence. To fully characterize any potential taste disturbance effects seen in the RELIEF trial, a questionnaire will be provided to patients who report taste side effects in the trial.

The key inclusion criteria in the RELIEF trial are that patients must have unexplained or refractory chronic cough for at least one year, an awake cough count of ≥ 10 per hour (Awake Cough Count at Screening) and a score of ≥ 40mm on the Cough Severity VAS at Screening. Current or past smoking (within the past six months) or a diagnosis of chronic obstructive pulmonary disease, bronchiectasis, or idiopathic pulmonary fibrosis are key exclusion criteria.

The RELIEF trial is being conducted with Illingworth Research Group, a clinical research organization which has conducted multiple clinical trials in chronic cough. Each of the trial sites are experienced in conducting chronic cough trials. Many of the sites are Centers of Excellence for the treatment of chronic cough and have access to a significant pool of patients.

Preclinical studies demonstrated that BLU-5937 is a highly selective P2X3 inhibitor exhibiting a potent anti-tussive effect without affecting taste perception. In a guinea pig cough model, BLU-5937 showed comparable anti-tussive efficacy to the current leading P2X3 inhibitor in development, Merck & Co’s gefapixant. In a rat taste model, BLU-5937 was not associated with taste loss whereas, consistent with clinical trial data previously presented by Merck & Co, gefapixant led to significant taste loss.

Chronic cough, our lead indication, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. It is estimated that more than 26 million adults in the United States suffer from chronic cough, with more than 2.6 million of those people having refractory chronic cough lasting more than one year. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disruption of social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough, and the most advanced P2X3 inhibitor therapy in development has substantial tolerability issues, including significant taste alteration or loss. BLU-5937 may be a differentiated option, with little to no effect on taste.

KOL Meeting to Discuss the State of Chronic Cough Treatment

In July 2019, we held a KOL meeting led by Dr. Jacky Smith to discuss chronic cough. The event included discussions on the unmet medical need, a review of current therapies in development, including P2X3 inhibitors, as well as a clinical and regulatory update on our P2X3 inhibitor product candidate for the treatment of chronic cough, BLU-5937.

Dr. Jacky Smith, MB, ChB, FRCP, PhD, is a Professor of Respiratory Medicine at the University of Manchester, United Kingdom and an Honorary Consultant at University Hospital of South Manchester NHS Foundation Trust. Dr. Smith runs a multi-disciplinary research team whose focus is on understanding mechanisms underlying pathological cough, and a regional clinical service seeing patients with refractory chronic cough. Her main research interests lie in developing new endpoints in cough monitoring, understanding the mechanisms underlying cough in respiratory diseases and the testing of novel anti-tussive therapies. Dr. Smith is the Principal Investigator of our Phase 2 RELIEF trial of BLU-5937 in refractory chronic cough.

BLU-5937 for Chronic Pruritus

In July 2019, we announced that we are developing BLU-5937 for a second indication, chronic pruritus. We believe BLU-5937 may be a viable treatment option for patients with chronic pruritus associated with atopic dermatitis.

Preclinical studies conducted by us provided evidence that the ATP-induced hypersensitization mediated by P2X3 receptors in cutaneous C-fibers plays a key role in pruritus. In multiple animal models of pruritus, we observed that treatment with BLU-5937 resulted in significant anti-pruritic effect. We presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference in September 2019.

We plan to initiate a randomized, double-blind, placebo-controlled, parallel group design Phase 2 clinical trial to assess the efficacy, safety, and tolerability of BLU-5937 in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate atopic dermatitis. The trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, twice-daily (BID), for four weeks. We expect to initiate the trial in Q2 2020 and report topline data in mid-2021.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and significantly impacts quality of life. It is a hallmark of many conditions, including atopic dermatitis. It is estimated that atopic dermatitis affects more than 16.9 million adults in the United States. Despite currently available treatments, an estimated 40-50% of atopic dermatitis patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

BLU-5937 P2X3 Inhibitor Platform

BLU-5937, a highly selective P2X3 inhibitor - (>1500 fold) for human P2X3 receptors, which are implicated in chronic cough, versus P2X2/3 receptors, which play a major role in taste - has the potential to be an important treatment option for chronic cough, chronic pruritus patients and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway is a rational target for treating chronic cough, and it has been validated in multiple clinical trials with different P2X3 inhibitors. With a low-selectivity P2X3 inhibitor therapy for chronic cough, an adverse effect on taste perception is a well-known and widely-documented tolerability issue. We believe that our highly selective P2X3 inhibitor can reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors. This hypothesis has been validated in a recent clinical trial with a more selective inhibitor of P2X3; however, BLU-5937 is the most selective of the P2X3 inhibitors currently being studied.

There are important similarities between chronic cough and chronic pruritus with respect to the P2X3 signaling pathway. Both conditions present inflammatory underlying conditions that trigger ATP release. Extracellular ATP activates P2X3 receptors in the upper airways or in the skin, which transmit an irritation signal to the brain that is interpreted as an urge to cough or urge to scratch, respectively.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling us to build a pipeline of therapies using our P2X3 platform. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Appointment of a Chief Medical Officer

In August 2019, we appointed Catherine Bonuccelli, MD to the role of CMO. Dr. Bonuccelli is a pediatric pulmonologist that brings to BELLUS Health over 20 years of pharmaceutical experience with significant expertise in clinical development and commercialization of respiratory and non-respiratory products. Prior to joining BELLUS Health, Dr. Bonuccelli held a number of leadership positions focusing on the late-stage clinical development of large and small molecule programs in the respiratory and inflammation therapeutic areas.

Other

We have exclusive worldwide development and commercialization rights to BLU-5937 in all indications. Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent coverage for BLU-5937 in all major pharmaceutical markets: the United States of America, Europe, Japan and China until 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent coverage in the United States for avoiding loss of taste response while treating a chronic cough patient, through treatment with BLU-5937, expiring in 2038.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2019, net loss amounted to $8,610,000 ($0.18 per share), compared to $3,047,000 ($0.09 per share) for the corresponding period the previous year. For the nine-month period ended September 30, 2019, net loss amounted to $21,303,000 ($0.48 per share), compared to $6,454,000 ($0.19 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus.

Research and development expenses, net of research tax credits, amounted to $7,395,000 for the three-month period ended September 30, 2019 ($16,107,000 for the nine-month period), compared to $2,138,000 for the corresponding period the previous year ($4,264,000 for the nine-month period). The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly for the manufacturing of active pharmaceutical ingredient for upcoming studies and activities in relation to the Phase 2 trial in refractory chronic cough, for which the first patient was enrolled in July 2019. We expect these expenses to continue to increase in subsequent quarters as we pursue the Phase 2 trial in refractory chronic cough, the development of BLU-5937 into a second indication, chronic pruritus, for which we expect a Phase 2 trial will begin in 2020, and BLU-5937 enabling activities to prepare the program for later stage clinical development.

General and administrative expenses amounted to $2,200,000 for the three-month period ended September 30, 2019 ($5,970,000 for the nine-month period), compared to $888,000 for the corresponding period the previous year ($2,538,000 for the nine-month period). For the three-month period, the increase is mainly due to expenses incurred in relation to the Nasdaq listing in September 2019. For the nine-month period, the increase is mainly due to higher stock-based compensation expense in relation to our deferred share unit plan and our stock option plan as well as expenses incurred in relation to the Nasdaq listing.

Net finance income amounted to $976,000 for the three-month period ended September 30, 2019 ($748,000 for the nine-month period), compared to $60,000 for the corresponding period the previous year ($241,000 for the nine-month period). For the three-month period, the increase is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets denominated in US dollars, as well as to higher interest income on our increased cash position following the 2019 Offering and the equity offering in December 2018. For the nine-month period, the increase is mainly attributable to higher interest income on our increased cash position following the 2019 Offering and the equity offering in December 2018, partly offset by a foreign exchange loss that arose from the translation of our net monetary assets denominated in US dollars during the period.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

			Basic and diluted
Quarter	Revenues	Net loss	loss per share
Year ended December 31, 2019
Third	$9	$(8,610)	$(0.18)
Second	8	(7,902)	(0.18)
First	9	(4,791)	(0.11)

Year ended December 31, 2018
Fourth	$9	$(2,630)	$(0.08)
Third	9	(3,047)	(0.09)
Second	8	(1,564)	(0.05)
First	9	(1,843)	(0.05)

Year ended December 31, 2017
Fourth	$22	$(1,605)	$(0.07)

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increases in net loss for the third quarter of 2019, the second quarter of 2019 and the first quarter of 2019 are primarily attributable to higher research and development expenses in relation to the BLU-5937 program. The increase in net loss for the fourth quarter of 2018 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program, partially offset by a foreign exchange gain.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $96,000 under the consulting and services agreement for both three-month periods ended September 30, 2019 and 2018. ($286,000 for both nine-month periods ended September 30, 2019 and 2018).

FINANCIAL CONDITION

Liquidity and Capital Resources

As at September 30, 2019, we had available cash, cash equivalents and short-term investments totalling $132,237,000 (US$99,869,000), compared to $48,906,000 (US$35,863,000) as at December 31, 2018. For the nine-month period ended September 30, 2019, the net increase in cash, cash equivalents and short-term investments amounted to $83,331,000, compared to a net decrease of $5,793,000 for the corresponding period the previous year. The net increase in cash is primarily attributable to funds received from the 2019 Offering, offset by funds used to finance our operating activities. mainly the research and development of our product candidate BLU-5937

Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

In September 2019, we raised total gross proceeds of $104.6 million (US$79.4 million) from the 2019 Offering by issuing a total of 11,179,451 common shares at a price of US$7.10 per share. We intend to use the net proceeds of the 2019 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing, primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as indicated in the prospectus supplement dated September 4, 2019.

During the nine-month period ended September 30, 2019, we purchased short-term investments for a net amount of $65,367,000 with initial maturities greater than three months and less than a year (sale of $1,600,000 for the nine-month period ended September 30, 2018).

There has been no significant change to our contractual obligations since December 31, 2018 other than in the ordinary course of business. As at September 30, 2019, we had commitments for expenditures related to contracts for research and development activities of approximately $13,756,000 (approximately $6,785,000 as at December 31, 2018), of which $7,333,000 is expected to be paid in 2019, $6,308,000 in 2020 and $115,000 in 2021.

During the nine-month period ended September 30, 2019, we received an aggregate amount of $416,000 and issued 304,145 common shares from treasury upon the exercise of broker warrants issued in connection with our equity offering in December 2017. Also, during this period, 3,281 broker warrants expired. In July 2019, we received an aggregate amount of $792,000 and issued 231,261 common shares from treasury upon the exercise of broker warrants issued in connection with our equity offering in December 2018.

During the nine-month period ended September 30, 2019, we granted 1,036,108 stock options. Also, during this period, we received $75,000 and issued 41,667 common shares from treasury upon the exercise of stock options.

As at November 13, 2019, we had 55,378,660 common shares outstanding and 60,277,193 common shares on a fully diluted basis, including 4,726,943 stock options granted under the stock option plan and 171,590 broker warrants issued in connection with our 2018 equity offering.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for new significant judgements related to lessee accounting under IFRS 16, Leases which are described in note 3 to the September 30, 2019 condensed consolidated interim financial statements.

Refer to the audited consolidated financial statements for the year ended December 31, 2018 for discussions on our accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements. Change in these estimates and assumptions could have a significant impact on our consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies and basis of measurement applied in our condensed consolidated interim financial statements as at September 30, 2019 are the same as those applied in our consolidated financial statements for the year ended December 31, 2018, except as described below.

Changes in Significant Accounting Policies in 2019

We have initially adopted IFRS 16, Leases from January 1, 2019.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, as a lessee, we have recognized a right-of-use asset representing our rights to use the underlying asset and a lease liability representing our obligation to make lease payments in our statement of financial position in relation to our property lease.

We have applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings as at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated. It is presented under lAS 17, Leases and related interpretations. Further information on this accounting change can be found in note 3 to the September 30, 2019 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

There have been no changes in our ICFR that occurred during the period beginning July 1, 2019 and ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our ICFR.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, other than statements of fact that are independently verifiable at the date of this report, may constitute “forward-looking statements” within the meaning of Canadian securities legislation and regulations and other applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown, many of which are beyond our control. This forward-looking information may include among other things, information with respect to our objectives and the strategies to achieve these objectives, information with respect to the use of proceeds of our financings as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Our forward-looking statements include, but are not limited to, our expectations related to our preclinical and clinical studies, including the timing and results for our BLU-5937 Phase 2 RELIEF trial and chronic pruritus program, and the timeframe through which our capital will fund our operations. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to our public filings with the Canadian securities regulatory authorities, including the Annual Information Form, for a discussion of the various risk factors that may affect our future results. Such risks factors include but are not limited to: the ability to expand and develop our project pipeline, the ability to obtain financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical and clinical study milestones and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of our product candidates’ development process, their market size and commercial value, as well as the sharing of proceeds between us and our potential partners from potential future revenues, if any, are dependent upon a number of factors. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. We believe that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this report. These forward-looking statements speak only as of the date made, and we are under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future events, circumstances or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.